UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                  ANORMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    035910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    LEO KIRBY
                         667 MADISON AVENUE, 19TH FLOOR
                               NEW YORK, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 24, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

                                  SCHEDULE 13D


-----------------------------------------                                             --------------------------------
CUSIP NO.        035910108                                                            PAGE    2    OF    6    PAGES
-----------------------------------------                                             --------------------------------
----------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Julian C. Baker
----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (A) |X|

                                                                                                              (B) |_|
----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY            ------------------------------------------------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                            9,411,500
          WITH              ------------------------------------------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                           0
----------------------------------------------------------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                           9,411,500
----------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,411,500
----------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
          (See Instructions)
----------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.3%
----------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                   IN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------------------                                             --------------------------------
CUSIP NO.        035910108                                                            PAGE    3    OF    6    PAGES
-----------------------------------------                                             --------------------------------
----------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Felix J. Baker
----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (A) |X|

                                                                                                              (B) |_|
----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  |_|
----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         25,000
        OWNED BY            ------------------------------------------------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                            9,411,500
          WITH
----------------------------------------------------------------------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                           25,000
----------------------------------------------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                           9,411,500
----------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,436,500
----------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
          (See Instructions)
----------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.3%
----------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
----------------------------------------------------------------------------------------------------------------------

      This Amendment No. 3 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to supplement the statements on
Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 4.     PURPOSE OF TRANSACTION.

      Following the filing by the Reporting Persons of their Amendment No. 2 to their statement on Schedule 13D, the Reporting Persons were informed that a special committee has been formed, consisting of all directors except for Felix Baker and Michael Abrams, to evaluate and respond to the Reporting Persons' proposal to change the composition of the board of directors of the Company.

      The Reporting Persons have recommended that the following persons be elected to the board of directors of the Company.

Felix Baker, Ph.D.
Managing Partner
Baker Brothers Investments
667 Madison Ave, 17th floor
New York, NY 10021
US citizen


Joseph P. Dougherty, Ph.D.
Managing Director
Seaview Securities LLC
117 E. 55th St.
New York, NY, 10022
US citizen

Henry J. Fuchs, MD
Executive Vice President and Chief Medical Officer
Onyx Pharmaceuticals
2100 Powell Street
Emeryville, CA  94608
US citizen


Kenneth Galbraith
Gigha Consulting
# 800 -15355 24th Avenue
White Rock, BC
V4A 2H9
Canadian citizen

Jacques Lapointe
Chairman of ConjuChem, Inc.
P.O. Box 398
7774 Tenth Sideroad
Milton, Ontario L9T 4Y9
Canadian citizen

                                Page 4 of 7 Pages

Berl Nadler
Davies Ward Phillips & Vineberg LLP
44th Floor
1 First Canadian Place
Toronto, Ontario M5X 1B1
Canadian citizen

Kelvin Neu, MD
Associate
Baker Brothers Investments
667 Madison Ave, 17th floor
New York, NY 10021
Singapore citizen

      The Reporting Persons intend to continue to evaluate their alternatives as circumstances develop.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Agreement regarding the joint filing of this statement.


                                Page 5 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2006

                                        By:  /s/ Julian C. Baker
                                             -----------------------------------
                                             Julian C. Baker

                                        By:  /s/ Felix J. Baker
                                            ------------------------------------
                                            Felix J. Baker


                                Page 6 of 7 Pages